

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

VIA E-Mail
Mr. M. Kirk Scott
Chief Financial Officer
Dividend Capital Total Realty Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> **Re:** **Dividend Capital Total Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 25, 2011**
> **File No. 000-52596**

Dear Mr. M. Kirk Scott:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Tenant Concentration, page 8

1.   In future Exchange Act periodic filings, please include in this section the disclosure on F-16 regarding significant tenants.

Market Information, page 41

2.   We note your disclosure of estimated value per share. With a view to disclosure, please provide us an analysis regarding your calculation of estimated value, including:

- the specific valuation methods relied upon, and a description of the key assumptions used in such methods;
- a range of the key assumptions actually used;

- the detailed explanation of the extent to which the independent banking firm assisted in the valuation, including the determination of the range of assumptions used;
- a break-out of each of the major sub-items valued, including the property portfolio and the debt-related assets portfolio; and
- the capitalization rate of the property portfolio implied by the value assigned the property portfolio, based on the portfolios historical net operating income for the 12-months preceding the valuation date.

Distributions, page 42

3.   In future Exchange Act periodic filings, please expand this section to include a table showing the relationship between distributions paid (including amounts that are then reinvested through the DRIP) during the reporting period, the percentage of such distributions that are sourced from cash flow from operations (without adjustments for acquisition expenses) and the percentage sourced from borrowings, offering proceeds or other sources. In addition, please include disclosure showing the relationship between distributions paid (including amounts that are then reinvested through the DRIP) and earnings or NAREIT FFO for the reporting period. We note your discussion of distributions and cash flows on page 70.

Item 7. Management's Discussion and Analysis of Financial Condition, page 49

4.   In future Exchange Act periodic filings, please include disclosure regarding material trends in period to period same store occupancy and average effective rents.

How We Measure Our Performance, page 55

5.   We note you have disclosed a performance measure referred to as "Company-Defined FFO." Please provide us a detailed analysis of why this measure is useful to investors in a non-traded security. Please address in your analysis whether the items backed-out of "Company-Defined FFO" have a material impact on your net asset value per share. Please separately address the usefulness of each significant adjustment. We may have further comment.

Lease Expirations, page 67

6.   In future Exchange Act periodic filings, please include the number of tenants whose leases will expire in your lease expiration table.

<u>Consolidated Statements Of Operations, page F-4</u>

7.   Reference is made to the presentation of your provision for impairment losses below operating income. Please advise us of your consideration of the guidance outlined in paragraph 360-10-45-5 of the Financial Accounting Standards Codification. In addition, please clarify your basis for including provision for loss on debt related investments below operating income.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551- 3758 or Michael McTiernan at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief